EMX ROYALTY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Thousands of Canadian Dollars)

December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
EMX Royalty Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of EMX Royalty Corp. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of loss, comprehensive loss, shareholders’ equity, and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (“COSO”) and our report dated March 24, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of Impairment Indicators or Impairment Reversal of Royalty and Other Property Interests

As described in Notes 2 and 9 to the financial statements, the amount of the Company’s royalty and other property interests was $18.5 million as of December 31, 2020. Management assesses whether any indication of impairment or impairment reversal exists at the end of each reporting period for each royalty or other property interest, including assessing whether there are observable indications that the asset’s value has declined, or that previous indicators have reversed, during the period. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment or impairment reversal (if any). Management uses judgment when assessing whether there are indicators of impairment or impairment reversal, such as significant changes in future commodity prices, discount rates, operator reserve and resource information, and geological exploration data, which indicates production from royalty interests, or other property interests may not be recoverable, or previous indicators of impairment have reversed.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators or impairment reversal of royalty and other property interests is a critical audit matter includes significant judgments by management in assessing whether there were indicators of impairment or impairment reversal, including among other items, evaluation of future commodity pricing, discount rates, ore recovery rates, performance projections of underlying mining operations, and publicly available data on metallurgical results on non-producing properties . Further, there is significant auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to the aforementioned matters.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures included, among others:

  evaluating the reasonableness of management’s assessment of indicators of impairment or impairment reversal for significant royalty and other property interests;
  evaluation of future commodity pricing;
  assessing fair value model with the assistance of a fair value specialist;
  evaluation of the current, past and projected performance of the underlying mining operation; and
  review of publicly available data on metallurgical results on non-producing properties.

We have served as the Company’s auditor since 2002.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 24, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of
EMX Royalty Corp.

Opinion on Internal Control Over Financial Reporting

We have audited EMX Royalty Corp.’s (the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) ( the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s consolidated statements of financial position as of December 31, 2020 and 2019, and the related consolidated statements of loss, comprehensive loss, shareholders’ equity, and cash flows for the years ended December 31, 2020 and 2019, and the related notes and our report dated March 24, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 40-F. Our responsibility is to express an opinion on the entity’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have served as the Company’s auditor since 2002.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

March 24, 2021

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Canadian Dollars)

ASSETS	December 31, 2020	December 31, 2019

Current
Cash and cash equivalents	$52,418	$68,994
Restricted cash (Note 3)	1,222	1,760
Investments (Note 4)	16,755	5,494
Trade and settlement receivables, and other assets (Note 5)	2,876	981
Loans receivable (Note 6)	500	1,372
Prepaid expenses	407	309
Total current assets	74,178	78,910

Non-current
Restricted cash (Note 3)	196	187
Strategic investments (Note 4)	8,871	4,613
Property and equipment (Note 7)	746	644
Royalty and other property interests (Note 9)	18,496	15,034
Reclamation bonds (Note 10)	456	732
Deferred income tax asset (Note 11)	-	2,107
Total non-current assets	28,765	23,317

TOTAL ASSETS	$102,943	$102,227

LIABILITIES

Current
Accounts payable and accrued liabilities	$3,618	$1,328
Advances from joint venture partners (Note 12)	1,565	2,404

TOTAL LIABILITIES	5,183	3,732

SHAREHOLDERS' EQUITY
Capital stock (Note 13)	132,678	128,776
Reserves	26,433	25,063
Deficit	(61,351)	(55,344)
TOTAL SHAREHOLDERS' EQUITY	97,760	98,495

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$102,943	$102,227

Nature of operations and going concern (Note 1)

Events subsequent to the reporting date (Note 18)

Approved on behalf of the Board of Directors on March 24, 2021

Signed: "David M Cole"	Director	Signed: "Larry Okada"	Director

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF LOSS

(Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

	Year ended	Year ended
	December 31, 2020	December 31, 2019

REVENUE AND OTHER INCOME (Note 8)	$7,199	$5,084

COSTS AND EXPENSES
General and administrative (Note 8)	5,172	5,127
Project and royalty generation costs, net (Note 9)	8,430	8,446
Depletion, depreciation, and direct royalty taxes	1,226	844
Share-based payments (Note 13)	1,994	1,245
	16,822	15,662

Loss from operations	(9,623)	(10,578)

Change in fair value of fair value through profit or loss assets	6,162	362
Gain on sale of marketable securities	250	61
Foreign exchange loss	(177)	(3,646)
Impairment of accounts receivable	-	(434)

Loss before income taxes	(3,388)	(14,235)
Deferred income tax recovery (expense) (Note 11)	(2,113)	415
Income tax expense (Note 11)	(506)	-

Loss for the year	$(6,007)	$(13,820)

Basic and diluted loss per share	$(0.07)	$(0.17)

Weighted average number of common shares outstanding - basic and diluted	83,680,193	81,801,575

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Thousands of Canadian Dollars)

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Loss for the year	$(6,007)	$(13,820)

Other comprehensive income (loss)
Change in fair value of financial instruments	31	-
Currency translation adjustment	(234)	(533)

Comprehensive loss for the year	$(6,210)	$(14,353)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Canadian Dollars)

	Year ended	Year ended
	December 31, 2020	December 31, 2019

Cash flows from operating activities
Loss for the year	$(6,007)	$(13,820)
Items not affecting operating activities:
Interest income received	(880)	(1,612)
Unrealized foreign exchange effect on cash and cash equivalents	1,967	3,476
Items not affecting cash:
Change in fair value of fair value through profit or loss assets	(6,162)	(362)
Share - based payments	2,784	2,240
Deferred income tax expense (recovery)	2,113	(415)
Depreciation	63	21
Depletion	1,123	802
Interest income, finance charges, net of settlement gains	-	(94)
Realized gain on sale of investments	(250)	(61)
Impairment of accounts receivable	-	434
(Gain) loss on sale of royalty and other property interests	88	(849)
Shares received pursuant to property agreements	(3,756)	(150)
Unrealized foreign exchange gain	(31)	(5)

Changes in non-cash working capital items (Note 17)	(13)	(3,081)
Total cash used in operating activities	(8,961)	(13,476)

Cash flows used investing activities
Option payments received	579	67
Interest received on cash and cash equivalents	295	1,612
Dividends and other distributions	207	4,952
Acquisition of royalty and other property interests	(5,120)	(560)
Purchase of preferred shares	(4,797)	-
Proceeds (purchases) of fair value through profit and loss investments, net	395	(2,536)
Purchase of fair value through other comprehensive income investments	-	(4,580)
Loans receivable	526	(800)
Purchase and sale of property and equipment, net	(165)	(199)
Reclamation bonds	276	(288)
Total cash used in investing activities	(7,804)	(2,332)

Cash flows from financing activities
Proceeds from exercise of options	2,156	2,103
Total cash provided by financing activities	2,156	2,103

Effect of exchange rate changes on cash and cash equivalents	(1,967)	(3,476)

Change in cash and cash equivalents	(16,576)	(17,181)
Cash and cash equivalents, beginning	68,994	86,175

Cash and cash equivalents, ending	$52,418	$68,994

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Expressed in Thousands of Canadian Dollars, Except Per Share Amounts)

			Reserves
				Accumulated other
	Number of common		Share-based	comprehensive gain
	shares	Capital stock	payments	(loss)	Deficit	Total

Balance as at December 31, 2019	82,554,760	$128,776	$15,943	$9,120	$(55,344)	$98,495
Shares issued for royalty and other property interests	155,271	535	-	-	-	535
Shares issued for exercise of stock options	1,967,800	2,156	-	-	-	2,156
Reclass of reserves for exercise of options	-	1,211	(1,211)	-	-	-
Share-based payments	-	-	2,784	-	-	2,784
Foreign currency translation adjustment	-	-	-	(234)	-	(234)
Change in fair value of financial instruments	-	-	-	31	-	31
Loss for the year	-	-	-	-	(6,007)	(6,007)

Balance as at December 31, 2020	84,677,831	$132,678	$17,516	$8,917	$(61,351)	$97,760

			Reserves
				Accumulated other
	Number of common		Share-based	comprehensive gain
	shares	Capital stock	payments	(loss)	Deficit	Total

Balance as at December 31, 2018	80,525,055	$125,231	$15,145	$9,653	$(41,524)	$108,505
Shares issued for exercise of stock options	1,790,300	2,103	-	-	-	2,103
Share-based payments	239,405	407	1,833	-	-	2,240
Reclass of reserves for exercise of options	-	1,035	(1,035)	-	-	-
Foreign currency translation adjustment	-	-	-	(533)	-	(533)
Loss for the year	-	-	-	-	(13,820)	(13,820)

Balance as at December 31, 2019	82,554,760	$128,776	$15,943	$9,120	$(55,344)	$98,495

The accompanying notes are an integral part of these consolidated financial statements.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the "Company" or "EMX"), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand.  The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX" and the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These consolidated financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries.  Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

These consolidated financial statements of the Company are presented in Canadian dollars unless otherwise noted, which is the functional currency of the parent company and its subsidiaries except as to Bullion Monarch Mining, Inc. ("BULM"), the holder of a royalty income stream whose functional currency is the United States ("US") dollar.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss and fair value through other comprehensive income, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements comprise the accounts of EMX Royalty Corporation, the parent company, and its controlled subsidiaries, after the elimination of all significant intercompany balances and transactions.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company's principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage
EMX Properties (Canada) Inc.	Canada	100%
Bullion Monarch Mining, Inc.	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
EMX - NSW1 PTY LTD.	Australia	100%
EMX Broken Hill PTY LTD.	Australia	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Minerals Sweden AB	Sweden	100%
Viad Royalties AB	Sweden	100%
EV Metals AB	Sweden	100%
EMX Finland OY	Finland	100%
EMX Norwegian Services AS	Norway	100%

Functional and Reporting Currency

The functional currency is the currency of the primary economic environment in which the entity operates. The functional currency for the Company and its subsidiaries is the Canadian dollar except the functional currency of the operations of Bullion Monarch Mining, Inc. which is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss.

On translation of the entities whose functional currency is other than the Canadian dollar, revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Assets and liabilities are translated at the rate of exchange at the reporting date. Exchange gains and losses, including results of re-translation, are recorded in the foreign currency translation reserve.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short term and long term restricted cash, investments, strategic investments, loans receivable, trade receivables, reclamation bonds, accounts payable and accrued liabilties, and advances from joint venture partners. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents, restricted cash, trade receivables, and loans receivable, and reclamation bonds which are classified as financial assets at amortized cost and accounts payable and accrued liabilities and advances from joint venture partners are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.

Investments in common shares and warrants are classified as fair value through profit or loss (“FVTPL”). These common shares and warrants are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in profit or loss under the classification of change in fair value of fair value through profit or loss assets.

Strategic investments in common shares are held for long term strategic purposes and not for trading. The Company has made an irrevocable election to designate these investments as fair value through other comprehensive income ("FVTOCI") in order to provide a more meaningful presentation based on management's intention, rather than reflecting changes in fair value in profit or loss. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of changes in fair value of financial instruments. Cumulative gains and losses are not subsequently reclassified to profit or loss.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as amortized cost are recognized at their fair value amount and offset against the related asset or liability. Financial assets are derecognized when the contractual rights to the cash flows from the asset expire.

Financial liabilities are derecognized only when the Company's obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

Impairment

The Company assesses all information available, including on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as the reporting date, with the risk of default as at the date of initial recognition, based on all information available, and reasonable and supportive forward-looking information.

Other property interests and royalty generation expenditures

Acquisition costs for property interests, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, issued for property interests pursuant to the terms of the agreement. Royalty generation expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, an impairment test is conducted and subsequent development expenditures on the property will be capitalized.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management's estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

A property interest acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to profit or loss. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Royalty interests

Royalty interests consist of acquired royalty interests pursuant to purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

On acquisition of a royalty interest, an allocation of its cost is attributed to the exploration potential of the interest and is recorded as an asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.

Acquisition costs of production stage royalty interests are depleted using the units of production method over the life of the related mineral property, which is calculated using estimated reserves. Acquisition costs of royalty interests on exploration stage mineral properties, where there are no estimated reserves, are not amortized. At such time as the associated exploration stage mineral interests are converted to estimated reserves, the cost basis is amortized over the remaining life of the mineral property, using the estimated reserves. The carrying values of exploration stage mineral interests are evaluated for impairment at such time as information becomes available indicating that production will not occur in the future.

Property and equipment

Property and equipment is recorded at cost. Buildings are depreciated using a 5 year straightline method. Equipment is depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Decommissioning liabilities

Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to profit or loss, to its estimated future value.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Environmental disturbance restoration

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to profit or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets' carrying value.

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating units annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount for value in use requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Share-based payments

Share-based payments include option and stock grants granted to directors, employees and non-employees. The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options and stock grants is measured at the date of grant. For non-employees, the fair value of the options and stock are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. For directors, employees and non-employees, the fair value of the options and stock grants is accrued and charged to operations, with the offsetting credit to share based payment reserve for options, and commitment to issue shares for stock grants over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. When the stock grants are issued, the applicable fair value is transferred from commitment to issue shares to share capital. Option based compensation awards are calculated using the Black-Scholes option pricing model while stock grants are valued at the fair value on the date of grant.

The Company has granted certain employees and non-employess restricted share units (“RSUs”) to be settled in shares of the Company. The fair value of the estimated number of RSUs that will eventually vest, determined at the date of grant, is recognized as share-based compensation expense over the vesting period, with a corresponding amount recorded as equity. The fair value of the RSUs is estimated using the market value of the underlying shares as well as assumptions related to the market and non-market conditions at the grant date.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

Income tax expense consists of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is calculated providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Loss per share

The Company presents basic loss per share data for its common shares, calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.

Existing stock options and share purchase warrants are not included in the loss per share computation of diluted loss per share if inclusion would be anti-dilutive. For the years presented in which the inclusion of stock options and warrants would be anti-dilutive, the basic and diluted losses per share are the same.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in private placements is determined to be the more easily measurable component and are valued at their fair value, as determined by the closing quoted bid price on the day prior to the issuance date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded in reserves.

Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a) Royalty interests and related depletion

In accordance with the Company's accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b) Other property interests

Recorded costs of other property interests are not intended to reflect present or future values of other property interests. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

c) Taxation

The Company's accounting policy for taxation requires management's judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

2. STATEMENT OF COMPLIANCE AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

d) Valuation of investments in private entities

The Company values its investments in private entities at fair value at each reporting date.  When the fair values of these financial instruments cannot be measured based upon quoted prices in active markets, their fair value is based on estimates made by management using valuation techniques.  The inputs to these valuation models are taken from observable market data where possible, including concurrent third party investments, but where this is not feasible, a degree of judgement is required in establishing fair value.  Changes in assumptions related to these inputs could affect the reported fair value of the financial instruments.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements include, but are not limited to, the following:

a) Functional Currencies

The functional currency of each of the Company's subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

b) Classification of investments as subsidiaries, joint ventures, associated company and portfolio investments

Classification of investments requires judgement as to whether the Company controls, has joint control of or significant influence over the strategic financial and operating decisions relating to the activity of the investee. In assessing the level of control or influence that the Company has over an investment, management considers ownership percentages, board representation as well as other relevant provisions in shareholder agreements. If an investor holds 20% or more of the voting power of the investee, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the investor holds less than 20% of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated.

3. RESTRICTED CASH

At December 31, 2020, the Company classified $1,418 (December 31, 2019 - $1,947) as restricted cash. This amount is comprised of $196 (December 31, 2019 - $187) held as collateral for its corporate credit cards and $1,222 (2019 - $1,760) in cash held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing option agreements. Partner advances expected to be used within the following 12 months are included with current assets.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

4. INVESTMENTS

At December 31, 2020 and December 31, 2019, the Company had the following investments:

	December 31, 2020	December 31, 2019
Marketable securities	$14,717	$4,665
Warrants	636	829
Private company investments	10,273	4,613
Total Investments	25,626	10,107
Less: current portion	(16,755)	(5,494)
Non-current portion	$8,871	$4,613

During the year ended December 31, 2020, the Company closed a $5,023 (US$3,790) strategic investment in Ensero Holdings, Inc., a privately-held Delaware corporation. Ensero Holdings, Inc. operates through its wholly-owned subsidiary Ensero Solutions, Inc. ("Ensero") formerly known as Alexco Environmental Group. Pursuant to the closing, the Company received $4,797 (US$3,620) in Ensero Preferred Shares (the "Preferred Shares"), representing 65% of Ensero's preferred shares, with 6% annual interest payments, paid in quarterly increments over a six-year term. Starting in year six, the Preferred Shares will be redeemed in eight equal, quarterly payments totaling twice the principal amount (US$7,240). The Company also received $226 (US$171) in common shares representing a 7.5% equity holding of Ensero. Anti-dilution provisions will apply for the first two years of the agreement. During the year ended December 31, 2020, the Company recognized $526 in interest income on the investment which has been included in revenue and other income.

On December 19, 2019, EMX acquired a 19.9% interest in Rawhide Acquistion Holding, LLC (“RAH” or “Rawhide”), a privately-held Delaware company that owns the Rawhide gold-silver mining operation through wholly-owned subsidiary Rawhide Mining LLC for a total purchase price of $4,581 (US$3,519). Commercial terms of the agreement include RAH distributing 50% of its taxable income to the LLC members on a quarterly basis and EMX is entitled to nominate one manager on the RAH management committee. Subsequent to December 31, 2020 the Company increased its interest in RAH by making an additional investment of US $1,250 for 201,613 Class A common shares.

During the year ended December 31, 2020 the Company also received investments as proceeds for various property deals (Note 9).

5. TRADE AND SETTLEMENT RECEIVABLES, AND OTHER ASSETS

The Company's receivables are primarily related to royalty income receivable, goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of royalty generation costs from project partners.

As at December 31, 2020  and December 31, 2019, the current receivables were as follows:

Category	December 31, 2020	December 31, 2019
Royalty income receivable	$66	$15
Refundable taxes	1,723	174
Recoverable exploration expenditures and advances	679	460
Other	408	332
Total	$2,876	$981

During the year ended December 31, 2020 the Company received $Nil distributions owing from IGC Copper LLC related to the sale of the Malmyzh project (2019 - $4,952 (US$3,743)).

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

5. TRADE AND SETTLEMENT RECEIVABLES, AND OTHER ASSETS (Continued)

The carrying amounts of the Company's current receivables are denominated in the following currencies:

Currency	December 31, 2020	December 31, 2019
Canadian Dollars	$243	$158
US Dollars	367	453
Swedish Krona	2,266	370
Total	$2,876	$981

6. LOANS RECEIVABLE

On October 16, 2017, the Company issued a note receivable to Revelo Resources Corp. ("RVL" or "Revelo"), a former related party by way of a common director and common officer for the principal amount of $400. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20. During the year ended December 31, 2020, RVL repaid the loan, accumulated interest, and bonus amount for total proceeds of $526.

On November 25, 2019 the Company entered into a loan agreement with Norden Crown Metals Corp. (formerly Boreal Metals Corp.) ("NCM") whereby the Company loaned $800 to NCM for one year. NCM will pay an annual effective interest rate of  8.08% with a loan fee equal to 5% of the loan amount ($40) and is payable on maturity. The Company has the option to elect to receive the loan fee in shares of NCM at not less than the market price of NCM common shares in accordance with TSX-V Policy. NCM is granting security to EMX in connection with the loan consisting of: i) a pledge of the issued and outstanding shares of Iekelvare Minerals AB ("Iekelvare"), a wholly-owned subsidiary of NCM; ii) a guarantee of the loan by Iekelvare; and iii) the obligation to transfer the Gumsberg License (or the issued and outstanding shares of Iekelvare) to the Company if the loan is in default.

In August 2020 the Company entered into an amended credit facility agreement with NCM. The Company received an aggregate 7,368,304 units of NCM and each unit consisted of one common share in the capital of NCM and one common share purchase warrant, with each warrant being exercisable at a price of $0.11 for a period of 24 months from the date of issuance.  In return for the units received, the parties agreed to reduce the principal amount of debt to $482 with interest accruing on the new principal from the date of the amended agreement at a rate of 0.65% per month, compounded monthly, as well as a six month extension of the maturity date to May 25, 2021.  As at December 31, 2020, the balance of the loan including interest was $500 (December 31, 2019 - $846).

	December 31,2020	December 31, 2019
Revelo Resources Corp.	$-	$526
Norden Crown Metals Corp.	500	846
Total	$500	$1,372

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

7. PROPERTY AND EQUIPMENT

During the year ended December 31, 2020 depreciation of $27 (2019 - $21) has been included in project and royalty generation costs.

	Computer	Field	Office	Building	Land	Total

Cost
As at December 31, 2018	$110	$87	$2	$599	$419	$1,217
Additions	-	75	-	124	-	199
As at December 31, 2019	110	162	2	723	419	1,416
Additions	-	165	-	-	-	165
Disposals and derecognition	(59)	(5)	-	-	-	(64)
As at December 31, 2020	$51	$322	$2	$723	$419	$1,517

Accumulated depreciation
As at December 31, 2018	$110	$60	$2	$579	$-	$751
Additions	-	20	-	1	-	21
As at December 31, 2019	110	80	2	580	-	772
Additions	-	37	-	26	-	63
Disposals and derecognition	(59)	(5)	-	-	-	(64)
As at December 31, 2020	$51	$112	$2	$606	$-	$771

Net book value
As at December 31, 2019	$-	$82	$-	$143	$419	$644
As at December 31, 2020	$-	$210	$-	$117	$419	$746

8. REVENUE AND GENERAL AND ADMINISTRATIVE EXPENSES

During the year ended December 31, 2020 and 2019, the Company had the following sources of revenue, and general and administrative expenses:

Revenue and other income	Year ended	Year ended
	December 31, 2020	December 31, 2019

Royalty revenue	$1,478	$1,439
Option and other property income	4,700	1,978
Interest income	937	1,667
Dividend Income	84	-
	$7,199	$5,084

General and administrative expenses	Year ended	Year ended
	December 31, 2020	December 31, 2019

Salaries, consultants, and benefits	$2,360	$1,885
Professional fees	968	1,111
Investor relations and shareholder information	604	756
Transfer agent and filing fees	222	174
Administrative and office	944	968
Travel	74	233
	$5,172	$5,127

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS

As at and for the year ended December 31, 2020:

						Cumulative
						translation
	Country	December 31, 2019	Additions	Recoveries	Depletion	adjustments	December 31, 2020
Royalty Interests
Leeville	USA	$12,583	$-	$-	$(1,123)	$(209)	$11,251
Afgan	USA	145	-	-	-	-	145
Corvus	USA	350	-	-	-	-	350
Millrock	USA	210	-	-	-	-	210
Frontline Portfolio	Canada	-	148	-	-	-	148
Revelo Portfolio	Chile	-	1,684	-	-	-	1,684
Kaukua	Finland	-	260	-	-	-	260
Timok	Serbia	200	-	-	-	-	200
		13,488	2,092	-	(1,123)	(209)	14,248
Other Property Interests
Frontline Portfolio	Canada	-	651	-	-	-	651
Perry Portfolio	Canada	-	2,991	(570)	-	-	2,421
Superior West	USA	603	-	(139)	-	-	464
Yerington	USA	206	-	(64)	-	-	142
Mainspring	USA	66	66	-	-	-	132
Viad	Sweden	421	-	-	-	-	421
Various	Sweden	17	-	-	-	-	17
Alankoy	Turkey	154	-	(154)	-	-	-
Trab	Turkey	79	-	(79)	-	-	-
		1,546	3,708	(1,006)	-	-	4,248

Total		$15,034	$5,800	$(1,006)	$(1,123)	$(209)	$18,496

As at and for the year ended December 31, 2019:

						Cumulative
						translation
	Country	December 31, 2018	Additions	Recoveries	Depletion	adjustments	December 31, 2019
Royalty Interests
Leeville	USA	$14,001	$-	$-	$(802)	$(616)	$12,583
Afgan	USA	145	-	-	-	-	145
Corvus	USA	-	350	-	-	-	350
Millrock	USA	-	210	-	-	-	210
Timok	Serbia	200	-	-	-	-	200
		14,346	560	-	(802)	(616)	13,488
Other Property Interests
Superior West	USA	736	-	(133)	-	-	603
Yerington	USA	206	-	-	-	-	206
Mainspring	USA	-	66	-	-	-	66
Viad	Sweden	421	-	-	-	-	421
Various	Sweden	17	-	-	-	-	17
Alankoy	Turkey	154	-	-	-	-	154
Trab	Turkey	79	-	-	-	-	79
		1,613	66	(133)	-	-	1,546
Total		$15,959	$626	$(133)	$(802)	$(616)	$15,034

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

ROYALTY INTERESTS

During the year ended December 31, 2020 the Company entered into acquisition agreements for certain royalty interests in Canada, Chile and the Kaukua deposit in northern Finland.

Revelo Portfolio Interests

In March 2020, the Company closed the acquisition of certain NSR royalty interests from Revelo for $1,684 (US$1,162).

Kaukua Royalty Interests

In March 2020, the Company completed the acquisition of a 2% NSR royalty on various exploration licenses (the "Kaukua Royalty") in Finland from Akkerman Exploration B.V., a private Netherlands Company ("Akkerman"). The Kaukua Royalty was acquired from Akkerman by the Company for $125 (paid) and the issuance of 52,000 EMX shares issued and valued at $136. The Company's NSR royalty applies to all future mineral production from the Kaukua Royalty licenses. Palladium One can purchase 1% of the NSR royalty prior to the delivery of a "bankable feasibility study" for €1,000. The remaining 1% of the NSR royalty is uncapped, and cannot be repurchased.

Corvus Royalty Interests

During the year ended December 31, 2019, pursuant to an acquisition agreement with Corvus Gold Inc. ("Corvus"), EMX acquired a portfolio of NSR royalty interests for $350 ranging from 1-3% in Alaska’s Goodpaster Mining District.

Millrock Royalty Interests

During the year ended December 31, 2019, pursuant to a private placement financing and acquisition agreement, the Company acquired certain royalty interests for $210 from Millrock Resources Inc. ("Millrock") in Alaska's Goodpaster Mining District.

Carlin Trend Royalties

The Company holds royalty interests in the Carlin Trend in Nevada which includes the following properties:

Leeville Mine:  Located in Eureka County, Nevada, the Company is receiving a continuing 1% gross smelter return royalty ("GSRR").

East Ore Body Mine: Located in Eureka County, Nevada, the property is currently being mined and the Company is receiving a continuing 1% GSRR.

North Pipeline:  Located in Lander County, Nevada. Should the property become producing, the Company will receive the greater of a production royalty of US$0.50 per yard of ore processed or 4% of net profit.

During the year ended December 31, 2020, $1,478 (2019 - $1,439) in royalty income was included in revenue and other income.  Applied only against the Leeville Mine was depletion of $1,123 (2019 - $802) and a 5% direct gold tax of $67 (2019 - $42).

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

OTHER PROPERTY INTERESTS

During the year ended December 31, 2020, the Company had the following changes related to other property interests:

Canada

Frontline Portfolio

In December 2020, the Company executed a purchase agreement for a portfolio of property interests from Frontline Gold Corporation ("Frontline"). The Frontline portfolio was acquired by the Company for $400 (paid) and the issuance of 103,271 EMX common shares issued and valued at $399. The portfolio consists of claims, distributed over four properties (Gullrock Lake, Duchess, Red Lake, and Tilly) in the heart of the Red Lake mining district, Ontario, all of which are currently optioned to, or operated by, Pacton Gold Inc. The agreement includes expected option payments of $118 over the next two years, as well as share-based option payments to be received, with the Company retaining NSR royalty interests that range from 0.25% to 2.25% on the four properties.

Perry Portfolio

In June 2020, the Company acquired a portfolio of properties in Canada from 1544230 Ontario Inc., for cash consideration of $2,991. Certain properties acquired are optioned to third parties and include provisions for NSR royalty interests that range from 0.75% to 2.5%. The Perry portfolio contains staged option payments of more than $2,500 over four years, as well as share-based payments for equity interests in the respective partners.  During the year ended December 31, 2020 the Company received $570 in staged option payments which have been applied against the carrying cost of the portfolio.

USA

Antelope Project

In March 2020, the Company entered into an option agreement for the Antelope project in Nevada to Hochschild Mining (US) Inc. ("Hochschild") . Pursuant to the agreement, Hochschild has the option to acquire up to a 100% interest in the project by making a cash payment of US$100 (received), of which US$80 was for the reimbursement of 2019 holding costs and a US$20 execution payment, making staged option payments of US$580, and spending US$1,500 in exploration expenditures over a five year option period from the effective date.

Upon exercise of the option, EMX will retain a 4% NSR royalty, 1.5% of which may be purchased by Hochschild under certain conditions. Annual advance royalty ("AAR") payments of US$50 will commence on the first anniversary of the exercise of the option, increasing to US$100 upon the completion of a preliminary economic assessment. Certain milestone payments totaling US$2,500 will also be due to the Company upon completion of certain requirements.

Erickson Ridge, South Orogrande, and Robber Gulch Projects

In April 2020, the Company entered into three separate option agreements for the Erickson Ridge, South Orogrande, and Robber Gulch projects in Idaho with Gold Lion Resources (NV) Inc., a subsidiary of Gold Lion Resources Inc. ("Gold Lion").  Each project is covered by a separate agreement.  Pursuant to each agreement, Gold Lion can exercise its option to earn 100% interest in a given project by making option payments totaling US$600 (US$45 received as an execution payment) to the Company, delivering a total of 950,000 common shares of Gold Lion to the Company (200,000 per agreement received), and completing US$1,500 in exploration expenditures before the fifth anniversary of the agreements.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Upon Gold Lion's exercise of the option for a project, the Company will retain a 3.5% NSR royalty on the project, of which Gold Lion may purchase up to 1.5% of the NSR royalty (the first 0.5% for 350 ounces of gold prior to the third anniversary after exercise of the option, then the remaining 1.0% can be purchased at any time thereafter for 1,150 ounces of gold).  After exercise of the option, AAR payments are due to the Company starting at US$30, and increasing US$10 per year to a maximum of US$80 per year.  All AAR payments for a project cease upon commencement of production from that project.

In addition, Gold Lion will make milestone payments for a given project to the Company consisting of: (a) 300 ounces of gold upon completion of a preliminary economic assessment, (b) 550 ounces of gold upon completion of a prefeasibility study, and (c) 650 ounces of gold upon completion of a feasibility study. All gold bullion payments can be made as the cash equivalent in USD.

The initial 600,000 common shares received were valued at $210, or $0.35 per share and included in revenue and other income for the year ended December 31, 2020.

Swift and Selena, Nevada

In May 2019, the Company executed a purchase agreement for the sale of the Swift and Selena gold projects in Nevada to Ridgeline Minerals Corporation ("Ridgeline"). Upon closing, the agreement provides EMX with a 9.9% interest in Ridgeline and payment of a US$20 execution payment (received). For each project Ridgeline will grant to EMX a 3.25% production royalty, pay to EMX advanced royalty payments starting at US$10 on the second anniversary date of the agreement (increasing by US$5 per year to a maximum of US$75), and certain milestone payments totaling US$2,200. EMX will maintain a non-dilution right through US$2,500 of capital raises where Ridgeline will issue additional shares to EMX, at no cost to the Company to maintain its 9.9% interest. In November 2019, the Company received 2,077,718 shares and were valued at $0.12 per share or $249. Including the US$20 execution payment, $275 was included in revenue and other income for the year ended December 31, 2019.

During the year ended December 31, 2020, the Company received $27 (US$20) anniversary payment being  US$10 for each project and 113,681 common shares of Ridgeline valued at $25 and included in revenue and other income for the year as required under anti-dilution provisions in the agreement.

Cathedral Well, Nevada

During the year ended December 31, 2020, the Company received $75 (US$56) for the 2019 and 2020 AMR payments from Ely Gold Royalties Inc. to keep the Cathedral Well agreement entered into in June 2014 in good standing.

Hardshell Skarn, Arizona

During the year ended December 31, 2020, the Company received $7 (US$5) (2019 - $13 (US$10)) being the 2020 AAR payments due from Arizona Mining Inc. to keep the Hardshell Skarn agreement entered into in October 2015 in good standing.

Copper Springs, Arizona

During the year ended December 31, 2019, the Company received the annual option payment of $66 (US$50) pursuant to the Copper Springs option entered into in February 2017.  Anglo American terminated the Copper Springs agreement during the year ended December 31, 2019.

The Company continues to hold the underlying licenses in good standing and subsequent to the year ended December 31, 2020, entered into a new agreement with South 32 USA Exploration Inc. ("South32").

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Copper King, Arizona

During the year ended December 31, 2020, the Company received the annual option payment of $67 (US$50) required for 2020 (2019 - $66 (US$50)) pursuant to the Copper King option agreement entered into in October 2016.

Buckhorn Creek Property, Arizona

In February 2018, the Company executed an option agreement with Kennecott whereby Kennecott can earn a 100% interest in the project by: a) making annual option payments totaling US$550, and b) completing US$4,500 in exploration expenditures before the fifth anniversary of the agreement. During the year ended December 31, 2019 Kennecott terminated the option agreement. The Company still holds certain claims in good standing.

Superior West, Arizona

The Company holds a 100% interest in the mineral rights comprised of certain federal unpatented mining claims, located on Tonto National Forest lands and unpatented federal mining claims under option.

On May 4, 2015, the Company entered into an exploration and option to purchase agreement, through its wholly owned subsidiary BCE, for the Superior West project with Kennecott. Pursuant to the agreement, Kennecott can earn a 100% interest in the project by making a cash payment upon execution of the agreement of US$149 (received), and thereafter completing US$5,500 in exploration expenditures and paying annual option payments totaling US$1,000 (US$500 received) before the fifth anniversary of the agreement. Upon exercise of the option EMX will retain a 2% NSR royalty on the properties. Kennecott has the right to buy down 1% of the NSR royalty from underlying claim holders by payment of US$4,000 to EMX.

During the year ended December 31, 2020, the Company received the annual option payment of $139 (US$100) (2019 - $133 (US$100)) to keep the option in good standing. The option payment was credited to capitalized costs.

Yerington West, Nevada

The Yerington West property is comprised of certain unpatented federal mining claims located on lands administered by the Bureau of Land Management ("BLM"). Yerington West is under an option agreement, dated September 24, 2009 originally with Entrée Gold Inc. ("Entrée"), and then with Mason Resources Corp. ('Mason") as a result of a 2017 "spin out" whereby Entrée transferred the Ann Mason project, which includes EMX's Yerington West property, into Mason. On December 19, 2018 Hudbay Minerals Inc. ("Hudbay") announced the acquisition of Mason which includes EMX's Yerington West property.

Under the agreement, Hudbay can earn up to an 80% interest in the project by a) incurring expenditures of $1,000, making cash payments of $140 and issuing 85,000 shares within three years (completed by Entrée), b) making aggregate advance royalty payments totaling US$375 being US$50 per year between the fifth and seventh anniversaries (received), and US$75 per year between the eighth and tenth anniversaries (US$75 received during the year ended December 31, 2018); and (c) delivering a feasibility study before the tenth anniversary of the agreement. Under the agreement, once the earn-in has been completed, EMX can convert its interest to a 2.5% NSR. Hudbay has the option to buy down 1.5% of the NSR for US$4,500.

During the year ended December 31, 2019 the agreement with Hudbay expired. On December 11, 2020, the Company, through its wholly-owned subsididary BCE, entered into a new exploration and option agreement whereby Hudbay, through a subsidiary, can earn up to a 100% interest in the project by paying to BCE a $64 (US$50) execution payment (received), making anniversary payments totaling US$200 being US$50 per year for the first and second anniversaries, and US$100 on the third anniversary. After exercise of the option, annual advance minimum royalty payments and milestone payments will be due.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Regional Strategic Alliance with South32

In November 2018, the Company, through its wholly-owned subsidiary BCE, entered into an agreement with South32, a wholly-owned subsidiary of South32 Limited. Pursuant to the agreement, which has an initial term of two years, South32 will fund EMX US$800 per year to generate new prospects to be considered for acquisition as well as to fund the labour portion of work programs on early-stage projects, Alliance Exploration Projects ("AEP"). In addition, the Company can request of South32 up to US$200 per year for new acquisition funding.  South32 has selected the Jasper Canyon, Sleeping Beauty, Dragon's Tail, Midnight Juniper, Jasper Canyon, and Malone properties as AEP's for advancement under the alliance.

As projects advance, the Company will propose certain projects be selected as Designated Projects ("DP"). DP's will advance under separate option agreements whereby South32 can earn a 100% interest in the project by making option payments totaling US$525 and completing US$5,000 in exploration expenditures over a five year period. Upon exercise of the option, EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX.

During the year ended December 31, 2020, South32 advanced the Midnight Jupiter project as a DP and received $34 (US$25) as the execution payment. After the initial exploration work, South32 terminated the Midnight Jupiter DP in October 2020.

Subsequent to December 31, 2020, South32 advanced the Jasper Canyon, Copper Springs, and Malone properties to DP status and the Company received US$75 (US$25 per property) in execution payments, as well as US$70 for reimbursement of land payments related to the Copper Springs property.

Mainspring, Arizona

During August 2019, the Company, through its wholly-owned subsidiary BCE entered into an acquisition option agreement with Mainspring Casa Grande, LLC, ("Mainspring") a private Arizona entity. The agreement allows BCE to explore the Mainspring property for a period of four years and total payments of US$600. A payment of $66 (US$50) was paid upon execution of the agreement with a further $66 (US$50) paid on the first anniversary date. The agreement can be extended by BCE by making a US$250 extension payment for each one year of extension up to a maximum of two years. All payments to extend the option period shall be applied to the purchase price should BCE exercise the option. Upon exercise of the option EMX will deliver to the title holder up to US$11,000 and grant to Mainspring a production royalty of 1.0% of the products produced from the property.  In addition, BCE will pay annual advance royalty payments of US$100 per year up to a maximum of US$23,000. BCE has the right to buy-back half of the 1% royalty for US$10,000. Additionally, BCE will pay milestone payments including US$1,000 payable within 30 days after completion of a pre-feasibility study, and US$2,000 payable within 30 days after completion of a feasibility study.

Various

The Company holds other property interests acquired by staking in several jurisdictions including Utah, Nevada, Arizona, Colorado and Wyoming.

Sweden and Norway

The Company holds certain exploration permits in Sweden and Norway. There are no specific spending commitments on the Swedish licenses and permits.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Espedalen, Hosanger, and Sigdal Projects

In February 2020, the Company entered into an option agreement for the Espedalen, Hosanger, and Sigdal nickel-copper-cobalt projects in Norway with Pursuit Minerals Limited ("PUR" or "Pursuit"). Pursuant to the agreement, Pursuit has the option to acquire up to a 100% interest in the projects by making a cash payment of US$25 (received) and issuing to the Company 20,000,000 common shares (received) of PUR upon execution of the agreement, and spending a minimum of US$250 on the projects within 12 months from the effective date. Pursuant to a property pooling agreement that included the Espedalen, Hosanger, and Sigdal projects, the Company paid $87 in fees to the previous land owner.

Upon exercise of the option, Pursuit will issue up to 20,000,000 additional common shares, capped at 9.9% of the issued and outstanding common shares of PUR with EMX retaining a 3% NSR royalty, 1% of which may be purchased by Pursuit under certain conditions. AAR payments will commence on the second anniversary of the agreement, beginning at US$25 per project and increasing at US$5 per year. Upon the second anniversary of the agreement, Pursuit will issue to EMX another tranche of common shares equal in value to the 20,000,000 PUR common shares issued to exercise the option capped at 9.9%.

If the option is exercised, Pursuit will commit to another US$500 in exploration expenditures by the second anniversary, and drill at least 1,000 meters per project per year until the completion of a pre-feasibility study. Milestone payments of US$500 will be made to EMX upon each of the following milestones: a) completion of a preliminary economic assessment; and b) delivery of a "positive feasibility study".  As at December 31, 2020 the project remains in good standing and was put on hold as a result of COVID-19 travel restrictions.

The initial 20,000,000 common shares received were valued at $175, or $0.01 per share and included in revenue and other income for the year ended December 31, 2020.

Løkken, Kjøli and Southern Gold Line Projects

In August 2020 and subsequently amended, the Company entered into an option agreement for the Løkken and Kjøli projects in Norway and the Southern Gold Line projects in Sweden with Capella Minerals Limited (formerly New Dimension Resources) ("CAP"), subject to approval by the TSX-V.  The agreement requires CAP to make payment of US$25 (received) to EMX on signing and issuing 3,000,000 shares to EMX.  CAP will also reimburse EMX US$68 for pro-rated  property payments.  Within the one year option period, CAP must also undertake work commitments of at least US$100 on each of the projects.  Upon exercise of the option, CAP will issue to EMX the number of shares that will increase EMX's equity ownership in CAP to 9.9% and make AAR payments of $25 per project commencing on the second anniversary of the agreement with the AAR payments increasing by US$5 per year until reaching $75 per year per project.  CAP will have the continuing obligation to issue additional shares to EMX to maintain it's 9.9% interest at no additional cost to EMX until CAP has raised a cumulative $4,500 in equity. CAP will spend an additional US$500 across the entirety of the project areas by the second anniversary of the agreement and have the obligation to drill at least 1000m on each project per year thereafter while making payments of US$500 upon the filing of a preliminary economic assessment and a feasibility study respectively. Under the agreement EMX will retain a 2.5% NSR royalty on the projects subject to buy down under certain conditions.  As at December 31, 2020, TSX-V approval had not yet been received, as such, shares and property reimbursement due from CAP to EMX had not yet been received.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Slättberg, Kuusamo, Bleka and Vekselmyr Projects

In May 2020, the Company amended its option agreement with Sienna Resources Inc. ("Sienna"), originally entered into in December, 2017. The amendment restructured the terms of the option agreement for the Slättberg project in Sweden and added a two year option period for Sienna to earn a 100% interest in the Kuusamo project in Finland; subject to a 3% NSR royalty to the Company by issuing an additional 500,000 common shares (received) of Sienna to the Company upon execution of the amended agreement, spending a minimum of $250 on exploration and project advancement over the next two years, reimbursing the Company for its acquisition costs and expenses related to the Kuusamo project, and issuing 1,500,000 additional common shares to the Company at the end of the two year option period. If Sienna satisfies the conditions of the option agreement and elects to acquire the project, the Company will receive annual advance royalty ("AAR") payments of US$25 commencing on the first anniversary of the option exercise date, with each AAR payment increasing by US$5 per year until reaching a cap of US$75 per year. Under certain conditions, 0.5% of the 3% NSR royalty retained by EMX can be repurchased.

The 500,000 common shares received were valued at $35, or $0.07 per share and included in revenue and other income for the year ended December 31, 2020.

In August 2020 the Company further amended its option agreement with Sienna to include the Bleka and Vekselmyr projects (the "Additional Projects") in southern Norway whereby Sienna will enter into a two year option period to acquire a 100% interest in the projects by issuing an 500,000 shares (received) to EMX upon execution of the agreement, reimbursing EMX for its acquisition costs and expenses related to the projects, spending a minimum of $250 per year on exploration on the Additional Projects and issuing an additional 1,500,000 shares over the next two years with EMX retaining 3% NSR royalty interests upon Sienna's earn-in. If Sienna satisfies the earn-in conditions of the agreement and elects to acquire the projects, EMX will receive AAR  payments of US$25 for each property commencing on the first anniversary of the option exercise date, with each AAR payment increasing by US$5 per year until reaching a cap of US$75 per year.

The 500,000 common shares received were valued at $43, or $0.09 per share and included in revenue and other income for the year ended December 31, 2020.

In October 2020 the Company further amended its option agreement with Sienna to extend the Slattberg option period to May 31, 2021.  All other conditions remained unchanged.

Tomtebo and Trollberget Projects

In June 2020, the Company executed an agreement to sell the Tomtebo and Trollberget projects in the Bergslagen mining region of Sweden to District Metals Corp. ("DMX" or "District"). As consideration for the sale, DMX issued to the Company 5,882,830 common shares (received) of DMX and cash consideration of $35 (received). Under the agreement EMX will receive a 2.5% NSR royalty interest in each of the projects, 0.5% of which can be repurchased within six years of the closing date for $2,000.  On or before the second anniversary of the closing date, District shall spend no less than $1,000 in exploration expenditures on the projects.  Commencing on the third anniversary of the closing date, EMX will receive AAR payments of $25, with each AAR payment increasing by $10 per year until reaching $75 per year.  By the fifth anniversary of the closing date, District shall complete 5,000m of drilling on the projects and upon the announcement of a mineral resource and preliminary economic assessment shall pay to EMX $275 in cash or shares respectively, for total payments of $550.  Further, District will issue additional common shares to EMX to maintain its 9.9% interest at no additional cost to EMX until DMX has raised $3,000 in equity.

The initial 5,882,830 common shares of DMX received were valued at $1,353, or $0.23 per share and were included in revenue and other income for the year ended December 31, 2020. Also included in revenue and other income for the year was $105 related to 219,756 common shares of DMX received as part of the anti-dilution provision of the agreement.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Gumsberg, Adak, Tynset and Burfjord Projects

On February 14, 2017, the Company completed an agreement to sell certain wholly owned subsidiaries in Sweden to Norden Crown Metals Corp. (formerly Boreal Metals Corp.). Pursuant to the agreement NCM acquired two wholly-owned subsidiaries of the Company that control the Gumsberg and Adak exploration assets in Sweden and the Tynset and Burfjord assets in Norway. In January 2018, the Company amended the sale agreement with NCM to include the Modum project in Norway in exchange for an additional 1,324,181 common shares of NCM.

During the year ended December 31, 2020, the Company received $63 (US$50) being the 2020 required US$25 AAR payments pursuant to the Gumsberg and Burjford agreements. The Tysnet project was returned to EMX.

Guldgruvan Cobalt, Njuggtraskliden and Mjovattnet Projects

In February 2018, the Company closed a definitive agreement for the sale of the Guldgruvan cobalt project to Boreal Energy Metals Corporation ("BEMC"), a former subsidiary of NCM, in southern Norway.  In exchange for the transfer of its Guldgruvan exploration licence to BEMC, BEMC issued to EMX 2,979,798 common shares of BEMC representing a 5.9% equity ownership in BEMC.

In April 2018, EMX executed another agreement with BEMC to sell the Njuggträskliden and Mjövattnet projects in Sweden. At closing, BEMC issued to EMX 2,020,202 common shares representing a 4% equity ownership in BEMC, bringing EMX's aggregate interest to 9.9% of BEMC's issued and outstanding shares. EMX was also reimbursed approximately US$37 for its acquisition costs and previous expenditures on the projects.

The Guldgruvan, Modum, Njuggträskliden and Mjövattnet projects were held in Boreal Battery Metals Scandinavia AB ("BBMSAB") a wholly owned subsidiary of BEMC. In October 2019, EMX and BEMC entered into an agreement whereby EMX acquired all of the issued and outstanding share ownership interest of BBMSAB for the consideration of one dollar and relinquishment of existing royalties on the properties due to EMX from previous sale agreements.

Riddarhyttan Project

In April 2018, the Company executed an option agreement with South32 Limited ("South32") for the Riddarhyttan project in Sweden. Pursuant to the agreement, South32 can earn a 100% interest in the project by: (a) making option and cash payments that total US$200, (b) making a one-time option exercise payment of US$500, and (c) completing US$5,000 of exploration work on the project within five years of the execution date. Upon exercise of the option, EMX will retain a 3% NSR royalty, 0.75% of which may be purchased by South32 for US$1,900 within five years of executing the agreement.  During the year ended December 31, 2020 South 32 terminated the option agreement and the project was returned to EMX.

Bleikvassli, Sagvoll, Meråker, and the Bastuträsk Projects

On February 19, 2019, the Company acquired 4,808,770 common shares of Norra Metals Corp. ("Norra") (TSX-V: NORA), representing a 9.9% equity stake in Norra pursuant to the sale of the Bleikvassli, Sagvoll and Meråker projects in Norway, and the Bastuträsk project in Sweden. The Company will retain a 3% NSR royalty on the projects. EMX has also been granted a 1% NSR royalty on Norra's Pyramid project in British Columbia.  The common shares received were valued at $289, or $0.06 per share and included in revenue and other income for the year ended December 31, 2019. Norra has the continuing obligation to issue additional shares of Norra to EMX to maintain its aggregate 9.9% interest in Norra, at no additional cost to EMX, until Norra has raised $5,000 in equity. Thereafter, EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in Norra.  During the year ended December 31, 2020 Norra decided to reduce its Scandinavian property holdings and reverted its interest in the Sagvoll and Batrutrask projects back to EMX.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Pursuant to the anti-dilution provisions, during the year ended December 31, 2020, Norra issued EMX a further 3,200,385 (2019 - 356,500) common shares valued at $0.19 (2019 - $0.03) per share or $592 (2019 - $11) which have been included in revenue and other income for the year ended December 31, 2020.

Røstvangen property and Vakkerlien Projects

On February 28, 2019 the Company executed an exploration and option agreement for the Røstvangen property and Vakkerlien property in Norway with Playfair Mining Ltd. ("Playfair") (TSX-V: PLY). The agreement provided EMX with share equity in Playfair, and upon Playfair's completion of the option terms and other consideration, a 9.9% interest in Playfair, a 3% NSR royalty on the projects, and advance royalty payments. Pursuant to the agreement, Playfair could earn a 100% interest in the project by the issuance of 3,000,000 common shares (received) on execution of the agreement valued at $150, or $0.05 per share to EMX and performance of certain work during the option period (completed). Effective February 21, 2020, Playfair exercised its option pursuant to the agreement and issued to the Company a further 3,000,000 common shares (received) valued at $120, or $0.04 per share. The value of the common shares received has been included in revenue and other income.

The exercise of the option agreement entitles the Company to AAR's starting on the second anniversary date of the exercise of the option (February 21, 2020) of $30 per year, increase by $5 per year to a maximum of $80.

Gold Line Resources Agreement

In April, 2019 the Company executed a purchase agreement for the sale of certain exploration licenses in central Sweden to Gold Line Resources Ltd. ("GLR"). Upon closing, the agreement  provides EMX with a 9.9% interest in GLR, a free carry of its 9.9% interest until GLR has raised $5,000 in equity; reimbursement of license fees totaling US$101 ($133 received), advance royalty payments, and a 3% royalty interest in the properties. Within six years of the closing date, GLR has the right to buy down up to 1% of the royalty owed to EMX (leaving EMX with a 2% NSR royalty) by paying EMX 2,500 ounces of gold, or the cash equivalent.

EMX will have the right to participate pro-rata in future financings at its own cost to maintain its 9.9% interest in GLR. The 2,555,210 shares representing EMX's 9.9% interest were received in October 2019 valued at $0.05 per share. As a result of the sale of exploration licences, $260 has been included in revenue and other income being $133 recovered for the licenses fees and $127 for the shares received for the year ended December 31, 2019.

In November 2020, pursuant to the anti-dilution provisions of the agreement, GLR issued to the Company 4,391,084 common shares valued at $1,098 or $0.25 per share and included in revenue and other income.

Turkey

Akarca Property

Effective July 29, 2016, the Company entered into a share purchase agreement for the sale of AES Madencilik A.S. ("AES"), the wholly-owned EMX subsidiary that controls the Akarca gold-silver project in western Turkey, to Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a privately owned Turkish company. The terms of the sale provide payments to EMX as summarized below (gold payments can be made as gold bullion or the cash equivalent):

  US$2,000 cash payment ($2,631) to EMX upon closing of the sale (received);
  500 ounces of gold every six months commencing February 2, 2017 up to a cumulative total of 7,000 ounces of gold;
  7,000 ounces of gold within 30 days after the commencement of commercial production from the property provided that prior gold payments will be credited against this payment;
  250 ounces of gold upon production of 100,000 ounces of gold from the property;
  250 ounces of gold upon production of an aggregate of 500,000 ounces of gold from the property;

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

  A sliding-scale royalty in the amount of the following percentages of production returns after certain deductions ("Royalty") for ore mined from the Property:
    For gold production:  1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces produced from the property, and;
    For all production other than gold production: 3.0%.
  The royalty is uncapped and cannot be bought out or reduced.

In addition, Çiftay must conduct a drilling program of at least 3,000 meters on the property during each 12-month period commencing on August 5, 2016 until commencement of commercial production.

Pursuant to the agreement, Çiftay guaranteed the initial payments of 2,500 ounces of gold, or cash equivalent. During the year ended December 31, 2019, Çiftay requested an extension of the 500 ounce payment due in February 2019 and a suspension on the remaining payment requirements as Çiftay works towards permitting requirements. In order to facilitate the extension, Çiftay agreed to pay an additional 100 ounces of gold or cash equivalent (2,600 onces in total).  Çiftay completed the payment of the 2,600 ounces of gold, or cash equivalent in August 2019 and then requested the agreement be placed into force majeure until permitting requirements are satisfied. No payments on the agreement have been received during the year ended December 31, 2020.

Sisorta Property

Effective July 1, 2016, the Company entered into a share purchase agreement for the sale of EBX Madencilik A.S. ("EBX"), a wholly-owned subsidiary that controlled the Sisorta gold property in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company.

During the year ended December 31, 2020, the Company received $Nil (2019 - US$125) in annual required payments and included in revenue and other income for the year. The future annual cash payments are not accrued as there is no guarantee of payment, and the shares of EBX could be returned if the payments are not made.

Alanköy and Trab-23 Projects

In February 2020, the Company executed purchase and sale agreements for the sale of EMX subsidiaries that own the Alanköy and Trab-23 exploration projects in Turkey to Kar Mineral Madencilik İnşaat Turizm Sanayi ve Ticaret A.Ş. ("Kar"), a privately owned Turkish Company. Upon closing, EMX received the cash equivalent of 40 ounces of gold for the Alanköy project (US$63 received) and the cash equivalent of 30 ounces of gold for the Trab-23 project (US$47 received). EMX will receive an uncapped 2.5% NSR royalty on each project. For the Alanköy project, EMX will receive annual AAR payments of 35 ounces of gold for the first three years of the agreement,  45 ounces of gold in years 4 through 6 of the agreement, and 70 ounces of gold from the 7th anniversary onwards. For the Trab-23 project, EMX will receive AAR payments of 35 ounces of gold through the 4th anniversary of the agreement, and 45 ounces of gold from the 5th anniversary onwards. For each project, EMX will receive a milestone payment of 500 ounces of gold upon receipt of key mine development permits. The gold bullion payments may be made in troy ounces of gold bullion or their cash value equivalent. Additionally, each agreement also contains certain work commitments that include drilling milestones and other project advancement requirements.

Balya Project

During the year ended December 31, 2020, the Company completed the transfer of the Balya royalty property in Turkey from Dedeman Madencilik San. ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan") a private Turkish company. The Company retains a 4% NSR royalty on the property that is uncapped and is not subject to a buy back agreement.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Australia

Kimberley Copper Project

The Kimberley Copper Project consists of certain exploration licences, in Western Australia. On September 24, 2018 and amended in November 2018, the Company executed a share purchase agreement to sell the Kimberley Copper Project to Enfield Exploration Corporation ('Enfield"). Pursuant to the agreement, Enfield will issue to EMX 500,000 shares and committed to raising US$1,000 for an initial drill test no later than March 31, 2019. Enfield also agreed to grant EMX with a graduated NSR royalty on the property, make AAR payments and issue an additional 1,750,000 shares upon achievement of certain milestones.

During the year ended December 31, 2019, EMX terminated the agreement with Enfield. EMX relinquished all licenses associated with the Kimberley project during the year ended December 31, 2020.

Queensland Gold Project

In September 2020, the Company executed an option agreement for the Queensland Gold project in northeastern Australia with Many Peaks Gold Pty. Ltd. ("MPL"), a private Australian company.  Pursuant to the agreement, MPL can earn a 100% interest in the project by making staged payments of AUD$65 (received) on signing and AUD$235 in cash or shares on the first anniversary of the agreement and incurring minimum expenditures AUD$500 on the project within 12 months from the effective date. Upon MPL's exercise of the option, EMX will retain a 2.5% NSR royalty interest.  After earn-in, and on or before the third anniversary of the agreement, MPL must make a payment to EMX of AUD$500 in cash or shares and incur an additional AUD$2,000 in exploration expenditures.  Beginning on the fourth anniversary of the agreement, EMX will receive AAR payments as follows: (a) Until a first-time resource is defined for the Project according to Joint Ore Reserves Committee ("JORC") reporting requirements, the AAR payments to EMX will equal 30 ounces of gold bullion, or the cash equivalent; (b) If a first-time JORC resource is completed defining less than 1.5 million ounces of gold in the combined measured, indicated, and inferred categories, the AAR payments to EMX will equal 50 ounces of gold bullion, or the cash equivalent; and (c) If a first-time JORC compliant resource is completed defining greater than 1.5 million ounces of gold in the combined measured, indicated, and inferred categories, the AAR payments to EMX will equal 65 ounces of gold, or the cash equivalent.  MPL will have the option to purchase 0.5% of the royalty for 1,000 ounces of gold or its cash equivalent no later than the fifth anniversary of the agreement.

Impairment of Non-Current Assets

The Company's policy for accounting for impairment of non-current assets is to use the higher of the estimates of fair value less cost of disposal of these assets or value in use. The Company uses valuation techniques that require significant judgments and assumptions, including those with respect to future production levels, future metal prices and discount rates.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The Company continuously reviews the production of gold from the Carlin Trend Royalty Claim  Block, expected long term gold prices to be realized, foreign exchange, and interest rates. For the year ended December 31, 2020 and 2019, these assumptions remained reasonable and no revisions were considered necessary.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

9. ROYALTY AND OTHER PROPERTY INTERESTS (Continued)

Project and Royalty Generation Costs

During the year ended December 31, 2020, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Scandinavia	USA	Turkey	Australia and New Zealand	Other	General Royalty and Project Investigation	Total
Administration costs	$136	$178	$1	$12	$1	$104	$432
Drilling, technical, and support costs	323	4,734	115	114	36	-	5,322
Personnel	1,020	1,971	7	5	-	1,929	4,932
Professional costs	243	10	64	171	64	514	1,066
Property costs	1,279	2,005	-	-	4	-	3,288
Share-based payments	116	310	23	10	7	661	1,127
Travel	127	14	-	-	-	84	225
Total Expenditures	3,244	9,222	210	312	112	3,292	16,392
Recoveries from partners	(1,606)	(6,347)	-	(9)	-	-	(7,962)
Net Expenditures	$1,638	$2,875	$210	$303	$112	$3,292	$8,430

During the year ended December 31, 2019, the Company incurred the following project and royalty generation costs, which were expensed as incurred:

	Scandinavia	USA	Turkey	Australia and New Zealand	Other	General Royalty and Project Investigation	Total
Administration costs	$130	$155	$63	$22	$-	$118	$488
Drilling, technical, and support costs	1,422	2,557	40	1,775	-	-	5,794
Personnel	1,234	1,532	63	96	120	1,690	4,735
Professional costs	118	18	119	101	5	449	810
Property costs	543	1,674	65	28	(66)	-	2,244
Share-based payments	96	267	22	19	13	761	1,178
Travel	154	45	-	31	-	244	474
Total Expenditures	3,697	6,248	372	2,072	72	3,262	15,723
Recoveries from partners	(2,921)	(4,021)	(17)	(317)	(1)	-	(7,277)
Net Expenditures	$776	$2,227	$355	$1,755	$71	$3,262	$8,446

10. RECLAMATION BONDS

Reclamation bonds are held as security towards future project and royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.  Once reclamation of the properties is complete, the bonds will be returned to the Company.

	December 31, 2020	December 31, 2019
U.S.A - various properties	$448	$680
Sweden - various properties	8	42
Other	-	10
Total	$456	$732

As at December 31, 2020, the Company has no material reclamation obligations.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

11. INCOME TAXES

Deferred Income Tax Asset

The tax effects of temporary differences between amounts recorded in the Company's accounts and the corresponding amounts as computed for income tax purposes gives rise to deferred tax assets and liabilities as follows:

	December 31, 2020	December 31, 2019
Royalty interest	$(1,718)	$(1,385)
Tax loss carryforwards	1,828	3,377
Other	(110)	115
Total	$-	$2,107

As at December 31, 2020, no deferred tax assets are recognized on the following temporary differences as it is not probable that sufficient future taxable profit will be available to realize such assets:

	December 31, 2020	December 31, 2019	Expiry Date Range
Tax loss carryforwards	$60,699	$55,849	2026-2040
Exploration and evaluation assets	4,094	410	No expiry
Other	1,557	1,482	No expiry

Income Tax Expense

	December 31, 2020	December 31, 2019
Current tax expense	$506	$-
Deferred tax expense (recovery)	2,113	(415)
	$2,619	$(415)

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates of 27% (2019 - 27%) as follows:

	December 31, 2020	December 31, 2019
Expected income tax recovery	$(914)	$(3,844)
Effect of lower tax rates in foreign jurisdictions	31	942
Permanent differences	876	898
Change in unrecognized deductible temporary differences and other	2,552	1,191
Foreign exchange	74	398
Total	$2,619	$(415)

12. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company's advances from joint  venture partners consist of the following:

	December 31, 2020	December 31, 2019
U.S.A.	$1,524	$2,305
Sweden and Norway	41	99
Total	$1,565	$2,404

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

13. CAPITAL STOCK

Authorized

As at December 31, 2020, the authorized share capital of the Company was an unlimited number of common and preferred shares without par value.

Common Shares

During the year ended December 31, 2020, the Company:

  Issued 1,967,800 common shares for gross proceeds of $2,156 pursuant to the exercise of stock options.
  Issued 52,000 common shares valued at $136 pursuant to the Kaukua Royalty acquisition (Note 9).
  Issued 103,271 common shares valued at $399 pursuant to the Frontline Royalty and other property interest acquisition (Note 9).

During the year ended December 31, 2019, the Company:

  Issued 1,790,300 shares for gross proceeds of $2,103 pursuant to the exercise of stock options.
  Issued 239,405 shares valued at $407 or $1.70 per share pursuant to a restricted share unit plan to employees of the Company. During the year ended December 31, 2019 there were 346,865 shares awarded with 70% (239,405) settled in shares and the remaining 30% (107,460) were settled in cash valued at $1.70 per share.

Stock Options

The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V.  The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time.  The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the years ended December 31, 2020 and 2019, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price

Balance as at December 31, 2018	6,775,000	$1.16
Granted	1,740,000	1.71
Exercised	(1,790,300)	1.18
Forfeited	(10,000)	1.45
Balance as at December 31, 2019	6,714,700	$1.30
Granted	1,645,500	2.62
Exercised	(1,967,800)	1.10
Forfeited	(10,000)	1.70
Balance as at December 31, 2020	6,382,400	1.70
Number of options exercisable as at December 31, 2020	6,372,400	$1.70

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

13. CAPITAL STOCK (Continued)

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2020:

Date Granted	Number of Options	Exercisable	Exercise Price $	Expiry Date
October 18, 2016	832,500	832,500	1.30	October 18, 2021
August 28, 2017	1,165,000	1,165,000	1.20	August 28, 2022
July 10, 2018	1,339,000	1,339,000	1.30	July 10, 2023
November 28, 2018	10,000	10,000	1.57	November 28, 2023
December 14, 2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019	1,400,000	1,400,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020*	1,471,900	1,461,900	2.62	June 10, 2025
October 5, 2020	34,000	34,000	3.50	October 5, 2025

Total	6,382,400	6,372,400

* Includes options granted for investor relations services that vest 25% every 4 months from the date of grant.

The weighted average remaining useful life of exercisable stock options is 2.82 years (2019 - 3.10 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant.  A total of 3,200,000 RSU's are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

During the years ended December 31, 2020 and 2019, the change in RSU's outstanding is as follows:

Number
Balance as at December 31, 2018	625,000
Granted	333,500
Balance as at December 31, 2019	958,500
Vested	(312,500)
Granted	430,000
Balance as at December 31, 2020	1,076,000

The following table summarizes information about the RSU's which were outstanding at December 31, 2020:

Evaluation Date	December 31, 2019	Granted	Vested	Expired/Cancelled	December 31, 2020
December 31, 2019 *	312,500	-	(156,250)	(156,250)	-
December 31, 2020 **	312,500	-	-	-	312,500
December 31, 2021	312,500	-	-	-	312,500
November 18, 2022	21,000	-	-	-	21,000
December 31, 2022	-	430,000	-	-	430,000
Total	958,500	430,000	(156,250)	(156,250)	1,076,000

* Based on the achievement of performance criteria as evaluated by the Compensation Committee. It was ascertained that 156,250 RSU's with an evaluation date of December 31, 2019 had vested based on pre-set performance criteria previously established on the grant date. The balance of 156,250 expired unvested.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

13. CAPITAL STOCK (Continued)

** The number of RSU's that will be redeemed is based on the achievement of performance criteria as evaluated by the Compensation Committee. As at December 31, 2020, the RSU's with an evaluation date of December 31, 2020 have not yet been determined to have vested or expired.

Share-based Payments

During the year ended December 31, 2020, the Company recorded aggregate share-based payments of $3,121 (2019 - $2,423) as they relate to the fair value of stock options and RSU's vested during the period, the fair value of incentive stock grants, and the fair value of share-based compensation settled in cash. Share-based payments for the year ended December 31, 2020 and 2019 are allocated to expense accounts as follows:

	General and
	Administrative	Project and Royalty
Year ended December 31, 2020	Expenses	Generation Costs	Total
Stock options vested	$1,241	$979	$2,220
RSU's vested	695	-	695
RSU's settled with cash	58	148	206
	$1,994	$1,127	$3,121

	General and
	Administrative	Project and Royalty
Year ended December 31, 2019	Expenses	Generation Costs	Total
Fair value of stock options vested	$832	$844	$1,676
RSU's vested	157	-	157
Share-based compensation	179	228	407
Share-based compensation settled in cash	77	106	183
	$1,245	$1,178	$2,423

The weighted average fair value of the stock options granted during the year ended December 31, 2020 was $1.35 per stock option (2019 - $0.97). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Risk free interest rate	0.42%	1.34%
Expected life (years)	5	5
Expected volatility	61.7%	67.6%
Dividend yield	0%	0%

Warrants

During the year ended December 31, 2020 and 2019, the change in warrants outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Balance as at December 31, 2018	2,623,306	$2.00
Expired	(2,623,306)	2.00
Balance as at December 31, 2019 and 2020	-	$-

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

14. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

		Share-based
For the year ended December 31, 2020	Salary and fees	Payments	Total
Management	$894	$934	$1,828
Outside directors *	301	469	770
Seabord Services Corp.**	279	-	279
Total	$1,474	$1,403	$2,877

		Share-based
For the year ended December 31, 2019	Salary and fees	Payments	Total
Management	$650	$568	$1,218
Outside directors *	152	282	434
Seabord Services Corp.**	437	-	437
Total	$1,239	$850	$2,089

* Starting June 2020 the directors fees paid to the Company's non-Executive Chairman have been replaced by monthly consulting fees of US$20,800. The change in fees is to reflect his increase role and involvement in the Company's investment activities.

** Seabord Services Corp. ("Seabord") is a management services company controlled by the Chairman of the Board of Directors of the Company. Seabord provides a Chief Financial Officer, accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities at December 31, 2020 is $28 (December 31, 2019 - $36) owed to key management personnel and other related parties.  By way of a common director and a common officer, included in Loans receivable (Note 6) for the year ended December 31, 2019 are certain balances owing from a former related party.

15. SEGMENTED INFORMATION

The Company operates within the resource industry.  As at December 31, 2020 and December 31, 2019, the Company had equipment, exploration and evaluation assets, and royalty interests located geographically as follows:

ROYALTY AND OTHER PROPERTY INTERESTS	December 31, 2020	December 31, 2019
Canada	$3,220	$-
U.S.A.	12,694	14,163
Sweden	438	438
Turkey	-	233
Finland	260	-
Chile	1,684	-
Serbia	200	200
Total	$18,496	$15,034

PROPERTY AND EQUIPMENT	December 31, 2020	December 31, 2019
Sweden	$58	$54
U.S.A.	688	590
Total	$746	$644

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

15. SEGMENTED INFORMATION (Continued)

ROYALTY REVENUE	December 31, 2020	December 31, 2019
U.S.A.	$1,414	$896
Sweden	64	53
Turkey	-	490
Total	$1,478	$1,439

The Company's deferred income tax assets and depletion are located in the U.S.A. for the years ended December 31, 2020 and 2019.

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2020, the Company had working capital of $68,995 (December 31, 2019 - $75,178). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments.  The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

a) Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

b) Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

c) Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.

As at December 31, 2020, there were no changes in the levels in comparison to December 31, 2019. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments	$14,653	$350	$-	$15,003
Warrants	-	636	-	636
Strategic Investments	290	4,580	-	4,870
Total	$14,943	$5,566	$-	$20,509

The carrying value of trade and settlement receivables and other assets, loans receivable, advances from joint venture partners and accounts payable and accrued liabilities, approximate their fair value because of the short-term nature of these instruments.

The Company holds warrants exercisable into common shares of public companies. The warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

Included in FVOCI is $4,580 related to the Company's 19.9% interest in Rawhide which does not have a quoted market price in an active market. The Company has assessed a fair value of the investment based on third party investments completed during and subsequent to the year ended December 31, 2020.

The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables.  This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company's exposure with respect to its receivables is primarily related to royalty streams, recovery of project and royalty generation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates.  Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment.  Fluctuation in market rates is not expected to have a significant impact on the Company's operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments.  The Company has no control over these fluctuations and does not hedge its investments.  Based on the December 31, 2020 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $2,051.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.

Commodity Risk

The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency.  The Company operates in Canada, Turkey, Sweden, Australia, Norway, Finland, Chile, and the U.S.A.  The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (Continued)

The exposure of the Company's cash and cash equivalents, restricted cash, trade receivables, accounts payable and accrued liabilities, and advances from joint venture partners to foreign exchange risk as at December 31, 2020 is as follows:

Accounts	US dollars
Cash and cash equivalents	$36,490
Restricted cash	1,041
Trade receivables	288
Accounts payable and accrued liabilities	(325)
Advances from joint venture partners	(1,197)
Net exposure	$36,297
Canadian dollar equivalent	$46,246

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries.  Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.  Based on the above net exposure as at December 31, 2020, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $4,625 in the Company's pre-tax profit or loss.

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	December 31, 2020	December 31, 2019
Cash	$50,745	$68,994
Short-term deposits	1,957	187
	$52,702	$69,181

The short-term deposits are used as collateral for the Company's credit cards and to earn interest. Short term deposits are highly liquid investments that are readily convertible to known amounts of cash.

Changes in non-cash working capital:

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Accounts receivable	$(1,895)	$1,139
Prepaid expenses	(98)	(277)
Accounts payable and accrued liabilities	2,290	(4,403)
Advances from joint venture partners	(310)	460
	$(13)	$(3,081)

The significant non-cash investing and financing transactions during the year ended December 31, 2020 included:

a. Recorded $399 for the issuance of 103,271 common shares for the acquisition of royalty and other property interests (Note 9);

b. Recorded $136 for the issuance of 52,000 common shares for the acquisiton of a royalty interest (Note 9);

c. Recorded a gain of $31 related to fair value adjustments on financial instruments classified as fair value through other comprehensive income;

d. Reclassification of $1,211 from reserves to capital stock for options exercised;

e. Adjusted non-current assets and liabilities for $234 related to cumulative translation adjustments (“CTA”), of which $209 relates to CTA gain on royalty interest, $6 relates to a CTA loss on deferred tax assets, and $31 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency;

f. Reclassification of $796 from strategic investments to investments; and

g. Received common shares of NCM for settlement of $405 of loans receivable.

EMX ROYALTY CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Thousands of Canadian Dollars, Except where indicated) For the Year Ended December 31, 2020

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Continued)

The significant non-cash investing and financing transactions during the year ended December 31, 2019 included:

a. Reclass of $1,035 from reserves to share capital for options exercised; and

b. Adjusted non-current assets and liabilities for $533 related to CTA, of which $616 relates to CTA loss on royalty interest, $88 relates to a CTA gain on deferred tax asset and $5 relates to CTA gain in the net assets of a subsidiary with a functional currency different from the presentation currency.

18. EVENTS SUBSEQUENT TO THE REPORTING DATE

Subsequent to the year ended December 31, 2020, the Company:

a) Executed an option agreement for the Flåt, Bamble and Brattåssen projects in Norway, and for the Mjövattnet and Njuggträskliden projects in Sweden providing Martin Laboratories EMG Limited (“MLE”), a private UK based company the option to acquire 100% of the project interest. The agreement provides the Company with an equity interest in MLE, a 2.5% NSR royalty on each project, and other considerations including advanced annual royalties and milestone payments. MLE may also issue up to 9.9% of its issued and outstanding share capital to the Company as certain conditions are satisfied.

b) Subject to TSX approval, executed a definitive agreement with GLR and Agnico Eagle Mines Limited. (“Agnico”), by which GLR can acquire a 100% interest in Agnico’s Oijärvi Gold Project located in central Finland and the Solvik Gold Project located in southern Sweden for an aggregate purchase price of US$10,000 comprised of staged payments totaling US$7,000 in cash, US$1,500 in shares of GLR and US$1,500 in shares of EMX over three years. Agnico will retain a 2% NSR royalty on the projects, 1% (half) of which may be purchased at any time by EMX for US$1,000. EMX will receive additional share and cash payments from GLR as reimbursement for the US$1,500 of EMX shares issued to Agnico over the course of the agreement.